Exhibit 12.1

Griffon Corporation

Computation of Ratios of Earnings to Fixed Charges

(unaudited)

(dollars in thousands)

									Nine Months Ended
	2013	2014		2015	2016		2017		June 30, 2018

EARNINGS:
Pre-tax Income	$11,779	$(20,957	)(a)	$19,066	$32,213	(b)	$16,698	(c)	$10,117 (d)
Fixed Charges	59,002	57,677		57,615	60,632		61,795		58,495
Amortization of Capitalized Interest	91	150		891	750		587		441
Total	70,872	36,870		77,572	93,594		79,080		69,052
Less:
Interest Capitalized	(983)	(1,093)		(470)	(1,202)		(795)		(684)
Earnings for Fixed Charge Calc.	$69,889	$35,777		$77,102	$92,392		$78,285		$68,368

FIXED CHARGES:
Interest Expensed	$45,519	$41,209		$40,794	$42,622		$47,002		$45,994
Interest Capitalized	983	1,093		470	1,202		795		684
Amortized premiums, discounts &
capitalized expenses for debt	6,130	6,400		6,982	7,321		4,511		3,981
Interest within Rental Expense (est.)	6,370	8,975		9,369	9,487		9,488		7,836
Fixed Charges for Calc.	$59,002	$57,677		$57,615	$60,632		$61,795		$58,495

Ratio of Earnings to Fixed Charges	1.2	0.6		1.3	1.5		1.3		1.2

Amount by which earnings are
inadequate to cover fixed charges	0	$(21,900)		0	0		0		0

(a)	Includes $6,136 of restructuring charges, $3,161 of acquisiiton related costs and $38,890 of costs related to the loss on debt extinguishment.
(b)	Includes $5,900 of costs related to restructuring costs.
(c)	Includes $9,617 of acquisition related costs, $5,700 of environmental and warranty reserves and $5,137 of contract settlement charges.
(d)	Includes $7,597 of acquisition related costs, $3,220 special dividend ESOP charges, $1,205 secondary offering costs and $2,614 cost of life insurance benefits.